Exhibit 3.4

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
GUARDION HEALTH SCIENCES, INC.

GUARDION HEALTH SCIENCES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Guardion Health Sciences, Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on June 30, 2015 and has been amended by a Certificate of Amendment to the Certificate of Incorporation filed with the Secretary of State on October 30, 2015 (as so amended, the “Certificate of Incorporation”).

SECOND: ARTICLE IV, SECTION I of the Corporation’s Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

A. Number of Authorized Shares.   The total number of shares of stock authorized which the Corporation shall have the authority to issue shall be One Hundred Million (100,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Ninety Million (90,000,000) shares of Common Stock, each share to have a par value of  $0.001 per share, and Ten Million (10,000,000) shares of Preferred Stock, each share to have a par value of  $0.001 per share.

B. Reverse Stock Split.   Upon the filing (the “Effective Time”) of this Certificate of Amendment pursuant to the Section 242 of the General Corporation Law of the State of Delaware, each         (         ) shares of the Corporation’s Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into (            ) fully paid and nonassessable shares of common stock, par value of  $0.001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the   day of            , 2019.

GUARDION HEALTH SCIENCES, INC.

By:

Name:  Michael Favish
Title:     President and Chief Executive Officer